Exhibit 99.1

FOR FURTHER INFORMATION:

AT LJI:	AT INVESTOR RELATIONS INTL:
Betty Ho Vice President, Corporate Development Ph: 011-852-2170-0001	Haris Tajyar Managing Partner Ph: 818-382-9702
betty@ljintl.com	htajyar@irintl.com
FOR IMMEDIATE RELEASE
FEBRUARY 27, 2006
LJ INTERNATIONAL REPORTS SINGLE ORDER FOR
OVER $1 MILLION FROM EXISTING CUSTOMER
Company Expects its Redeployment of Capital to Fund
ENZO’s Expansion to Pay-Off in Current and Next Year
HONG KONG and LOS ANGELES, February 27, 2006 — LJ International, Inc. (LJI) (Nasdaq/NMS: JADE), one of the fastest-growing jewelry companies in the world, today reported a single order of over $1 million from one of the largest mass merchants in the U.S. and a longstanding LJI customer. The customer cannot be named for competitive reasons. This order, which will be recognized in the current first quarter ending March 31, 2006, represents the biggest ever single order the Company has received in its 19-year year history.
“This record order testifies to the increasing demand for LJI’s core wholesale products, which are continuing to capture market share away from our smaller, highly-fragmented competitors who simply cannot handle volume orders without risking quality,” said Yu Chuan Yih, Chairman and CEO of LJ International. “As we have previously announced, our strategy for the coming three years is to continue to grow our global wholesale business while simultaneously expanding ENZO, our higher-margin and faster growing retail business in China. I’m pleased to report that we are already meeting or beating expectations in both these areas, as we indicated earlier this month when we increased our fourth quarter and full year 2005 revenue guidance,” continued Mr. Yih.
Redeployment of Capital to Fund Fastest Growing Business Division
Approximately $93 million of LJI’s projected 2005 revenue is expected to be derived from its wholesale business, for a year-over-year increase of at least 20% in that area. The remaining approximately $2 million will be derived from the Company’s ENZO Division.
“Although we expect our wholesale business to grow more profitably than ever, our strategic goal is to continue to redeploy our cash towards the building of our ENZO retail chain stores in China,” said Mr. Yih. “This redeployment of our capital towards our fastest growing and highest-margin business segment should enable ENZO’s contribution, as a percentage of total revenues, to grow significantly into the foreseeable future and, as a result, have a more positive impact on our earnings and shareholder value.

We are excited to soon being able to provide our shareholders with specific figures relating to our ENZO Division and how the current and next year stand to benefit from our retail strategy in China,” concluded Mr. Yih.
Based on the revised guidance issued by the Company on February 9, 2005, LJI projects record revenue of more than $32 million and net income of $1.3 million, or $0.08 per fully diluted share, for its fourth quarter ending December 31, 2005. If achieved, this would result in a 28% year-over-year increase in revenues, an 80% rise in net income, and a 50% rise in EPS despite a substantial increase in shares outstanding. For the fiscal year 2005, the Company projected revenues of more than $95 million, up approximately 23% from the $77 million reported in 2004. It also expects full-year 2005 net income of $3.0 million and EPS of $0.23.
To be added to LJI’s investor lists, please contact Haris Tajyar at htajyar@irintl.com.
About LJ International Inc.
LJ International, Inc. (LJI) (Nasdaq/NMS: JADE), based in Hong Kong and the U.S., is engaged in the designing, branding, marketing and distribution of a full range of jewelry. It has built its global business, currently one of the fastest-growing in the jewelry industry, on a vertical integration strategy and an unwavering commitment to quality and service. LJI distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through its ENZO stores. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets.
For more information on LJI, please visit www.ljintl.com.
Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future revenues. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and revenues of new products and other risk factors detailed in the company’s most recent annual report and other filings with the Securities and Exchange Commission.
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